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FOR IMMEDIATE RELEASE
FRIDAY, JANUARY 31, 2003

                       SHELL CANADA'S PRESIDENT TO RETIRE

CALGARY, ALBERTA - Shell Canada announced today that its President and Chief Executive Officer, Tim W. Faithfull, will retire later this year after more than 36 years of service with Shell. Mr. Faithfull took over leadership of Shell Canada in April 1999.

Mr. Faithfull joined Shell in the UK in 1967. His career took him through various assignments in France, Laos, Cyprus, Kenya and the UK, mainly in the oil products business, including crude oil trading, and in international gas projects. In 1996, he was appointed Chairman and Chief Executive of the Shell companies in Singapore.

Ms Linda Cook, currently Chief Executive of the Royal Dutch/Shell Group's global Gas and Power business in London, will be appointed to succeed Mr. Faithfull as President and CEO of Shell Canada in July 2003. Ms Cook joined Shell in Houston in 1980, and has held a range of positions of increasing seniority in the exploration and production (EP) business of Shell in the USA, and in Shell International EP in the Netherlands.

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For further information contact:

Jan Rowley
Manager, Public Affairs
Shell Canada Limited
Calgary, Alberta

(403) 691-3899